                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          TODHUNTER INTERNATIONAL, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    889050100
                                 (CUSIP Number)

                                 GODFREY D. BAIN
                                ANGOSTURA LIMITED
                    CORNER EASTERN MAIN ROAD & TRINITY AVENUE
                          LAVENTILLE, TRINIDAD & TOBAGO
                            (868) 623-2101, EXT. 120
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    Copy to:

                              OLIVER EDWARDS, ESQ.
                              HOLLAND & KNIGHT LLP
                                  195 BROADWAY
                            NEW YORK, NEW YORK 10007


                                  JULY 21, 1999
             (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report to the acquisition that is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in the prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             EXHIBIT INDEX ON PAGE 8

                                  SCHEDULE 13D

CUSIP NO. 889050100                                                                         PAGE 2 OF 8 PAGES

------- -----------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        Angostura Limited

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         N/A
------- -----------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                    (a)  [ ]
                                                                                                    (b)  [ ]

------- -----------------------------------------------------------------------------------------------------
3       SEC USE ONLY

------- -----------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        WC; BK
------- -----------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO  ITEMS 2(d) or 2(e)         [ ]

------- -----------------------------------------------------------------------------------------------------
6       PLACE OF ORGANIZATION

        Trinidad & Tobago
------- -----------------------------------------------------------------------------------------------------
                            7     SOLE VOTING POWER
        NUMBER OF                 1,000,000
         SHARES             8     SHARED VOTING POWER
      BENEFICIALLY                NONE
        OWNED BY            9     SOLE DISPOSITIVE POWER
          EACH                    1,000,000
        REPORTING           10    SHARED DISPOSITIVE POWER
         PERSON                   NONE
          WITH
------- -----------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,000,000 shares of common stock, $0.01 par value
------- -----------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                            [ ]

------- -----------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        20.6%
------- -----------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        CO
------- -----------------------------------------------------------------------------------------------------

         Item 1.  Security and Issuer.

         The name of the subject company is Todhunter International, Inc. ("Todhunter"), a Delaware corporation, with principal offices at 222 Lakeview Avenue, Suite 1500, West Palm Beach, Florida 33401. This statement relates to Todhunter's common stock, par value $0.01 per share (the "Common Stock").


         Item 2.  Identity and Background.

         (a)-(c); (f). Angostura Limited (the "Company") is a corporation organized under the laws of Trinidad & Tobago with principal offices at Corner Eastern Main Road & Trinity Avenue, Laventille, Trinidad & Tobago. The Company's principal business is the production and marketing of aromatic bitters and bulk spirits.

         The Company is wholly owned by Angostura Holdings Ltd. ("Holdings"), a company organized under the laws of Trinidad & Tobago with principal offices at Corner Eastern Main Road & Trinity Avenue, Laventille, Trinidad & Tobago. Holdings is a holding company of companies with businesses similar to the business of the Company. Holdings is controlled by CL Financial Limited ("CL Financial"), a company organized under the laws of the Trinidad & Tobago with principal offices at 29 St. Vincent Street, Port of Spain, Trinidad & Tobago. CL Financial is a holding company of a diversified group of businesses. CL Financial is controlled by Dalco Capital Management Company Limited ("Dalco"), a company organized under the laws of Trinidad & Tobago with principal offices at 24 Collens Road, Maraval, Trinidad & Tobago. Dalco is an investment company which is wholly owned by Mr. Lawrence A. Duprey, a Director of the Company and Holdings and Director and Executive Officer (Chairman) of CL Financial.

         Set forth in Schedule A attached hereto is certain information with respect to the members of the Board of Directors and the executive officers of the Company, Holdings, CL Financial and Dalco.

         (d) and (e). During the last five years, neither the Company, Holdings, CL Financial or Dalco, any of their respective directors or executive officers, any person controlling the Company, Holdings, CL Financial or Dalco, nor any director or executive officer of any person controlling the Company, Holdings, CL Financial or Dalco has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding before a judicial or administrative body of competent jurisdiction as a result of which any person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States Federal or State securities laws or found to be in violation of such laws.


         Item 3.  Source and Amount of Funds or Other Consideration.

         The Company acquired 1,000,000 shares (the "Shares") of the Common Stock for total consideration of $10,000,000. The Company paid $3,000,000 from its working capital and used $7,000,000 obtained by the Company from the proceeds of the sale of commercial paper of the Company and Holdings to Citibank Trinidad & Tobago Ltd., a company organized under the laws of Trinidad and Tobago. A copy of the commercial paper instrument of the Company and Holdings is included herein as Exhibit 1.


         Item 4.  Purpose of Transaction.

         The Company acquired the Shares for investment purposes.

         (a). The Company may, from time to time, acquire additional shares of the Common Stock. Although there have been discussions between the Company and Todhunter for the purchase of approximately 650,000 additional shares of the Common Stock by the Company, there are no agreements in place at this time.

         (d). The Company purchased the Shares from A. Kenneth Pincourt, Jr., the Chairman and Chief Executive Officer of Todhunter, pursuant to that certain Stock Purchase Agreement, dated July 21, 1999, between the Company and Mr. Pincourt, a copy of which is included herein as Exhibit 2 (the "Stock Purchase Agreement"). Pursuant to the Stock Purchase Agreement, Mr. Pincourt has agreed to nominate and use his best efforts to cause to be elected two individuals designated by the Company for election to the board of directors of Todhunter.

         (b), (c), (e) - (j).  None.

         Item 5.  Interest in Securities of the Issuer.

         (a)-(c). The Company owns, in the aggregate, 1,000,000 shares of the Common Stock. This accounts for 20.6% of the issued and outstanding shares of the Common Stock.

         Holdings, CL Financial and Dalco disclaim beneficial ownership of the Shares. Neither Holdings, CL Financial, Dalco nor any of their respective directors or executive officers (i) beneficially owns or has a right to acquire any shares of the Common Stock, or (ii) has otherwise effected any transaction in the Common Stock during the past 60 days.

         (d).  None.

         (e).  Not applicable.


         Item 6. Contracts, Arrangements, Understandings of Relationships with Respect to Securities of the Issuer.

         The Company may, from time to time, acquire additional shares of the Common Stock. Although there have been discussions between the Company and Todhunter for the purchase of approximately 650,000 additional shares of the Common Stock by the Company, there are no agreements in place at this time.


         Item 7.  Material to be Filed As Exhibits.

Exhibit.          Description.
--------          ------------

1.       Commercial Paper Instrument of the Company and Holdings

2.       Stock Purchase Agreement

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 29, 1999          Angostura Limited


                               By:      /s/ Godfrey D. Bain
                               -----------------------------------------------
                               Name:    Godfrey D. Bain
                               Title:   Executive Director of Finance; Member,
                                        Board of Directors

                                                                      SCHEDULE A

                      MEMBERS OF THE BOARD OF DIRECTORS AND
     THE EXECUTIVE OFFICERS OF THE COMPANY, HOLDINGS, CL FINANCIAL AND DALCO


         Set forth below are the names and present principal occupations or employment of each member of the Board of Directors and the executive officers of the Company, Holdings, CL Financial and Dalco and the name, principal business and address of any corporation or organization in which such employment is conducted. Unless otherwise indicated, the business address of each of the following persons is the address of the principal executive offices of the Company and Holdings. Unless otherwise indicated, each of the following persons is a citizen of Trinidad & Tobago.


BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY AND HOLDINGS

Thomas A. Gatcliffe                 Chairman.

Keith I. McLachlan                  Chief Executive Officer. Citizen of Great
                                    Britain.

Godfrey D. Bain                     Group Executive Director - Finance.

Patrick B. Patel                    Group Executive Director - Production.

Clive F. Cook                       Retired chemist for the Company.

Nicholas K. Inniss                  Retired economist for the Company.

Martin G. Daly                      Attorney at law. Business address: 115A
                                    Abercromby Street, Port of Spain, Trinidad &
                                    Tobago.

Wendell Motley                      Economist, Credit Suisse First Boston, New
                                    York, New York.

Louis A. Monteil                    Group Executive Director. Business address:
                                    29 St. Vincent Street, Port of Spain,
                                    Trinidad & Tobago. Director and Executive
                                    Officer (Group Finance Director) of CL
                                    Financial. Also, Director Colonial Life
                                    Insurance Company (Trinidad) Limited.

Lawrence A. Duprey                  Director and Executive Officer (Chairman) of
                                    CL Financial. Business address: 29 St.
                                    Vincent Street, Port of Spain, Trinidad &
                                    Tobago. Also, Director, Dalco and Chairman,
                                    Colonial Life Insurance Company (Trinidad)
                                    Limited.

Geoffrey W. A. Smith                Retired chartered accountant.  Citizen of
                                    Great Britain.

Wilfred S. Knox                     Retired.


EXECUTIVE OFFICERS OF THE COMPANY AND HOLDINGS (WHO ARE NOT ALSO DIRECTORS)

Kevin M. Kenny                      Group Executive Manager - Marketing.

Gerard E. Pinard                    Group Executive Manager - Human Resources.

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF CL FINANCIAL

Lawrence A. Duprey                  Executive Officer (Chairman) of CL
                                    Financial. Business address: 29 St. Vincent
                                    Street, Port of Spain, Trinidad & Tobago.
                                    Also, Director, the Company, Holdings and
                                    Dalco and Chairman, Colonial Life Insurance
                                    Company (Trinidad) Limited.

Andrew C. Musaib-Ali                Managing Director, Colonial Life Insurance
                                    Company (Trinidad) Limited. Business
                                    address: 43 Ascot Road, Goodwood Par, Point
                                    Cumana, Trinidad & Tobago.

Peter E. Salvary                    Corporate Secretary, CL Financial. Director,
                                    Colonial Life Insurance Company (Trinidad)
                                    Limited. Business address: 29 St. Vincent
                                    Street, Port of Spain, Trinidad & Tobago.

Louis A. Monteil                    Executive Officer (Group Finance Director)
                                    of CL Financial. Business address: 29 St.
                                    Vincent Street, Port of Spain, Trinidad &
                                    Tobago. Also, Director of the Company and
                                    Holdings and Director Colonial Life
                                    Insurance Company (Trinidad) Limited.

Neil M. Jones                       Director, Colonial Life Insurance Company
                                    (Trinidad) Limited. Business address: 16
                                    Butu Road, Valsayn Park South, Valsayn,
                                    Trinidad & Tobago.

John B.C. Martin                    Chartered Accountant. Business address: 11
                                    Idlewild Road, Knightsbridge, Cascade,
                                    Trinidad & Tobago.

Michael A. Fifi                     Managing Director, Home Construction
                                    Limited. Business address: 1 Bergerac
                                    Heights, Bergerac, Maraval, Trinidad &
                                    Tobago.

Kersten Coombs                      Managing Director, Clico Energy Company
                                    Limited. Business address: 102 Par 3 Lane,
                                    Fairways, Maraval, Trinidad & Tobago.

Roger Duprey                        Accountant. Business address: 39 Sandown
                                    Road, Goodwood Park, Point Cumana, Trinidad
                                    & Tobago.

Bhoendradatt Tewarie                Executive Director, UWI Institute of
                                    Business. Business address: 7 Home Farms,
                                    Chin Chin Road, Cunupia, Trinidad & Tobago.


EXECUTIVE OFFICERS OF CL FINANCIAL (WHO ARE NOT ALSO DIRECTORS)

Gita Sakal                          Corporate Legal Officer.

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF DALCO

Lawrence A. Duprey                  Business address: 29 St. Vincent Street,
                                    Port of Spain, Trinidad & Tobago. Also,
                                    Director, the Company, Holdings, CL
                                    Financial and Chairman, Colonial Life
                                    Insurance Company (Trinidad) Limited.

Hilda Duprey                        Retired. Principal address: 24 Collens Road,
                                    Maraval, Trinidad & Tobago.

                                  EXHIBIT INDEX


Exhibit
-------
1.       Commercial Paper Instrument of the Company and Holdings

2.       Stock Purchase Agreement